

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 27, 2017

William B. Shepro
Chief Executive Officer
Altisource Portfolio Solutions S.A.
40, avenue Monterey
L-2163 Luxembourg
Grand Duchy of Luxembourg

     Re: Altisource Portfolio Solutions S.A.
            Form 10-K for Fiscal Year Ended December 31, 2016
            Filed February 16, 2017
            File No. 001-34354

Dear Mr. Shepro:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Kathleen Krebs, for

                        Larry Spirgel
                        Assistant Director
                        AD Office 11 – Telecommunications